SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.3)*

China Lodging Group, Limited
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

G21182 103
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. G21182 103
1	NAMES OF REPORTING PERSONS Sherman Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 73,144,905
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 73,144,905
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,144,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.5%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G
CUSIP No. G21182 103

1		NAMES OF REPORTING PERSONS Credit Suisse Trust Limited, as Trustee of the Ji Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 73,144,905
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 73,144,905
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,144,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 26.5%
12		TYPE OF REPORTING PERSON CO

Item 1(a)	Name of Issuer
China Lodging Group, Limited
Item 1(b)	Address of Issuer's Principal Executive Offices
No. 2266 Hongqiao Road, Changning District
Shanghai 200336, People's Republic of China
Item 2(a)	Name of Person Filing
I:	Sherman Holdings Limited
II:	Credit Suisse Trust Limited, as Trustee of the Ji Family Trust
Item 2(b)	Address of Principal Business Office
I:	The principal business office for Sherman Holdings Limited is:
The Bahamas Financial Centre
Shirley & Charlotte Streets
P.O. Box N-3023
Nassau
Bahamas
II:	The principal business office for Credit Suisse Trust Limited is:
1 Raffles Link, #05-02
Singapore 039393
Item 2(c)	Citizenship
See Item 4 of each cover page.
Item 2(d)	Title of Class of Securities
Ordinary Shares, par value US$0.0001 per share.
Item 2(e)	CUSIP Number
G21182 103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:
	(a)	☐	A broker or dealer registered under Section 15 of the Act;
	(b)	☐	A bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(K).
Not applicable.

Item 4	Ownership
The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this statement is provided as of December 31, 2016. The percentage amounts are based on 276,397,062 ordinary shares outstanding as of March 31, 2016 as reported in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 20, 2016.
Amount beneficially owned:
I:  Sherman Holdings Limited owns all of the equity interests in Winner Crown Holdings Limited ("Winner Crown"), of which Mr. Qi Ji is the sole beneficial owner. Sherman Holdings Limited is wholly owned by Credit Suisse Trust Limited, as Trustee of the Ji Family Trust ("CS Trustee").
II:  CS Trustee owns all the equity interests in Winner Crown. It acts as trustee of the Ji Family Trust of which Qi Ji and his family members are the beneficiaries. CS Trustee disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that CS Trustee is the beneficial owner of such ordinary shares for any purpose.
(b) Percent of class:
See Item 11 of each cover page.
(c) Number of shares as to which such person has:
(i): Sole power to vote or to direct the vote:
See Item 5 of each cover page.
(ii) Share power to vote or to direct the vote:
See Item 6 of each cover page.
(iii) Sole power to dispose or direct the disposition:
See Item 7 of each cover page.

(iv) Shared power to dispose or direct the disposition:
See Item 8 of each cover page.
Item 5	Ownership of Five Percent or Less of a Class
Not applicable
Item 6	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable
Item 8	Identification and Classification of Members of the Group
Not applicable
Item 9	Notice of Dissolution of Group
Not applicable
Item 10	Certifications
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2017
SHERMAN HOLDINGS LIMITED

By:	/s/ Valerie Wong /s/ Koh Bee Eng
Authorized Signatories, for and on behalf of Bukit Merah Limited as Corporate Director of Sherman Holdings Limited

CREDIT SUISSE TRUST LIMITED

By:	/s/ Valerie Wong /s/ Koh Bee Eng
Authorized Signatories of Credit Suisse Trust Limited as Trustee of The JI Family Trust